Exhibit 99.3

On Reports Results for the Second Quarter and Six-Month Period Ended June 30, 2026
•On delivers another quarter of premium growth, driven by the strength of its brand, disciplined execution and a deepening connection with consumers worldwide. Net sales increase by 13.5% year-over-year, or by 21.6% on a constant currency basis, to CHF 850.3 million. Growth is led by the extraordinary strength of On’s Direct-to-Consumer (“DTC”) channel, which increases by 26.0%, or 34.3% on a constant currency basis, exceeding expectations in every single region. DTC reaches a new second-quarter high of 45.7% of net sales, while global brand awareness climbs to 30%, as a whole new generation of fans discovers On.
•On continues to successfully execute on its strategic priorities. The Asia-Pacific region again delivers more than 20% of global net sales, powered by standout momentum across Japan, South Korea and Greater China. Net sales in Apparel increase by 47.7%, or 56.2% on a constant currency basis, scaling at pace across verticals. On’s own retail stores drive further gains in key metrics from an already high base, as the Company extends its global network of highly profitable premium brand hubs. In recent weeks On has also opened its first-ever stores in São Paulo and Copenhagen.
•Reflecting the substantial increase in DTC share, sustainable operational efficiencies and an unwavering commitment to full-price discipline, On delivers another quarter of exceptional profitability. Gross profit margin reaches 65.4%, up 3.9 percentage points year-over-year, even while fully absorbing higher U.S. import tariffs and excluding any tariff refunds. Adjusted EBITDA margin reaches 19.8%, up from 18.2% in the prior year, corresponding to absolute adjusted EBITDA of CHF 168.1 million. Net income margin reaches 12.3%. On demonstrates strong cash conversion, with cash and cash equivalents increasing to CHF 1,205.6 million.
•On further strengthens its position at the intersection of performance, design and culture. At its inaugural Running Summit, the Company unveils the next generation of performance running products that hit the market in the second half of this year and in 2027. This includes the recently launched Cloudboom Strike 2 and the new SURREAL superfoam which will debut in the Cloudsurfer 3 later this year. LightSpray continues to scale from elite validation into a commercial engine and will be introduced to further core franchises. At the same time, On’s connection with a new generation deepens: consumers under 34 now represent over one-third of the customer base, with the Cloudtilt franchise resonating particularly strongly with this important demographic.
•Consistent with its premium strategy and commitment to only pursuing growth that protects and elevates the brand, On expects full-year 2026 constant currency net sales growth in the low-20% range. This includes the deliberate management of wholesale sell-in, including to secure a strong and clean runway for the upcoming breakthrough innovations. Reflecting On’s growing DTC mix and the enduring strength of its full-price discipline, On raises its full-year gross profit margin expectation to at least 65.0% and reiterates its adjusted EBITDA margin guidance of 19.5% to 20.0%.

ZURICH, Switzerland, August 11, 2026 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the second quarter and six-month period ended June 30, 2026.

David Allemann, Founder and Co-CEO of On, said: "We are proving that a brand can achieve global scale without compromising its premium brand positioning. Our Q2 results reflect this discipline - demonstrating strong net sales growth globally, significant expansion of our own channels, and an exceptional gross profit margin. This financial strength allows us to reinvest in what drives our long-term success: authentic brand connections, premium customer experiences, and, above all, continuous performance innovation. Our founder-led perspective keeps us focused on taking the right decisions as we build the most premium global sportswear brand for decades to come with an enviable, compounding financial profile."

Frank Sluis, CFO of On, said: "In my first quarter with On, it has been a privilege to see the incredible ambition and innovation culture of the team firsthand, which is clearly reflected in the strong set of results this quarter. Delivering 21.6% constant currency growth alongside an industry-leading 65.4% gross margin shows the structural benefits of leading with innovation and brand heat. It also underscores the discipline that differentiates our financial profile. We do not compromise our full-price integrity for volume - even in the heavily promotional environment we saw this quarter in some markets. We expect constant currency growth in the low-20% range for the full-year while raising our gross profit margin expectation to at least 65.0% and maintaining our adjusted EBITDA margin guidance at 19.5% to 20.0% as we pursue high quality growth."

Key Financial and Operating Metrics

Key financial and operating metrics for the three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025 include:

•net sales increased by 13.5% to CHF 850.3 million, or by 21.6% on a constant currency basis;
•net sales through the direct-to-consumer ("DTC") sales channel increased by 26.0% to CHF 388.4 million, or by 34.3% on a constant currency basis;
•net sales through the wholesale sales channel increased by 4.8% to CHF 461.9 million, or by 12.7% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 15.4% to CHF 228.2 million, 4.5% to CHF 451.6 million and 43.1% to CHF 170.5 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 20.5%, 13.0% and 54.7% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 10.9% to CHF 781.6 million, 47.7% to CHF 54.2 million and 88.3% to CHF 14.5 million, respectively;
•net sales from shoes, apparel and accessories increased by 18.9%, 56.2%, and 102.2% on a constant currency basis, respectively;
•gross profit increased by 20.6% to CHF 555.7 million from CHF 460.8 million;
•gross profit margin increased to 65.4% from 61.5%;
•net income / (loss) increased by 356.5% to CHF 105.0 million from CHF (40.9) million;
•net income / (loss) margin increased to 12.3% from (5.5)%;
•basic earnings per share (“EPS”) Class A (CHF) increased to 0.31 from (0.12);
•diluted EPS Class A (CHF) increased to 0.31 from (0.12);
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 23.5% to CHF 168.1 million from CHF 136.1 million;
•adjusted EBITDA margin increased to 19.8% from 18.2%;
•adjusted net income / (loss) increased to CHF 117.6 million from CHF (29.7) million;
•adjusted basic EPS Class A (CHF) increased to 0.35 from (0.09); and
•adjusted diluted EPS Class A (CHF) increased to 0.35 from (0.09).

Key financial and operating metrics for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025 include:
•net sales increased by 14.0% to CHF 1,682.2 million; or by 24.0% on a constant currency basis;
•net sales through the DTC sales channel increased by 21.4% to CHF 710.7 million, or by 31.6% on a constant currency basis;
•net sales through the wholesale sales channel increased by 9.1% to CHF 971.5 million, or by 19.0% on constant currency basis;
•net sales in EMEA, Americas and Asia-Pacific increased by 18.8% to CHF 435.4 million, 3.8% to CHF 902.3 million and 43.7% to CHF 344.5 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 22.8%, 15.0% and 58.1% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 11.5% to CHF 1,545.3 million, 46.4% to CHF 109.5 million and 80.3% to CHF 27.4 million, respectively;
•net sales from shoes, apparel and accessories increased by 21.4%, 56.9%, and 94.4% on a constant currency basis, respectively;
•gross profit increased by 21.6% to CHF 1,090.0 million from CHF 896.1 million;
•gross profit margin increased to 64.8% from 60.7%;
•net income increased by 1221.5% to CHF 208.3 million from CHF 15.8 million;
•net income margin increased to 12.4% from 1.1%;
•basic EPS Class A (CHF) increased to 0.63 from 0.05;
•diluted EPS Class A (CHF) increased to 0.62 from 0.05;
•adjusted EBITDA increased by 33.7% to CHF 342.3 million from CHF 256.1 million;

•adjusted EBITDA margin increased to 20.3% from 17.4%;
•adjusted net income increased to CHF 241.1 million from CHF 40.9 million;
•adjusted basic EPS Class A (CHF) increased to 0.72 from 0.12; and
•adjusted diluted EPS Class A (CHF) increased to 0.72 from 0.12.

Key financial and operating metrics as of June 30, 2026 compared to December 31, 2025 included:
•cash and cash equivalents increased by 18% to CHF 1,205.6 million from CHF 1,019.9 million; and
•net working capital increased by 11.5% to CHF 635.9 million from CHF 570.3 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section titled “Non-IFRS Measures.”

Outlook
Following a very strong first half of 2026, On approaches the second half of the year with discipline and commitment to its premium growth model. While DTC momentum remains highly encouraging, On is deliberately managing wholesale sell-in to protect full-price integrity in a promotional marketplace, ensuring a clean runway for On's upcoming breakthrough innovations leading into 2027. Reflecting this disciplined approach, and excluding any benefits from anticipated tariff refunds in the second half of the year, On expects the following for full-year 2026:

•Net Sales: Expected to grow in the low-20% range on a constant currency basis, with the DTC channel expected to strongly outperform wholesale in the second half of the year. At current spot rates, this implies absolute net sales of CHF 3.47 billion to CHF 3.56 billion.
•Gross profit margin: Expected to be at least 65.0%, demonstrating the strength of and commitment to On's premium operating model and the highly favorable DTC mix.
•Adjusted EBITDA margin: As On continues to pursue high quality growth and keeps investing in its future, adjusted EBITDA margin is expected in the range 19.5% to 20.0%.

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss second quarter results is scheduled for August 11, 2026 at 8 a.m. U.S. Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 585 542 99 83
United Kingdom:    +44 117 389 01 04
Switzerland:        +41 800 200 0 46

Conference ID: 701026773

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/701026773. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Sixteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 90 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press release and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further, On uses the investors.on-running.com website as well as LinkedIn as means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and premium brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt and monitor generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Unaudited interim condensed consolidated statements of income / (loss)

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2026	2025	2026		2025

Net sales	850.3	749.2	1,682.2	—	1,475.8
Cost of sales	(294.6)	(288.4)	(592.2)		(579.7)
Gross profit	555.7	460.8	1,090.0		896.1
Selling, general and administrative expenses	(436.3)	(368.0)	(853.2)		(726.3)
Operating result	119.4	92.8	236.9		169.8
Financial income	11.3	7.5	18.3		14.8
Financial expenses	(8.3)	(7.7)	(16.3)		(13.6)
Foreign exchange gain / (loss)	3.3	(139.9)	2.9		(154.4)
Income / (loss) before taxes	125.7	(47.3)	241.8		16.6
Income tax benefit / (expense)	(20.7)	6.4	(33.5)		(0.8)
Net income / (loss)	105.0	(40.9)	208.3		15.8
Earnings per share
Basic EPS Class A (CHF)	0.31	(0.12)	0.63		0.05
Basic EPS Class B (CHF)	0.03	(0.01)	0.06		—

Diluted EPS Class A (CHF)	0.31	(0.12)	0.62		0.05
Diluted EPS Class B (CHF)	0.03	(0.01)	0.06		—

Unaudited interim condensed consolidated balance sheets

(CHF in millions)	6/30/2026	12/31/2025

Cash and cash equivalents	1,205.6	1,019.9
Trade receivables	374.0	305.4
Inventories	472.9	419.8
Other current financial assets	78.1	59.2
Other current operating assets	162.4	158.2

Current assets	2,293.0	1,962.4

Property, plant and equipment	175.5	148.8
Right-of-use assets	530.7	494.1
Intangible assets	55.8	54.2
Deferred tax assets	187.8	175.9

Non-current assets	949.9	873.0

Assets	3,242.9	2,835.4

Trade payables	211.0	154.8
Current lease liabilities	87.9	81.2
Other current financial liabilities	46.3	56.7
Other current operating liabilities	371.3	355.4
Current provisions	12.0	13.0
Income tax liabilities	81.4	63.2

Current liabilities	810.0	724.4

Employee benefit obligations	8.1	5.5
Non-current provisions	27.6	20.7
Non-current lease liabilities	474.6	440.3
Other non-current financial liabilities	5.6	2.8
Deferred tax liabilities	5.5	9.3

Non-current liabilities	521.5	478.6

Share capital	34.1	34.1
Treasury shares	(26.4)	(26.7)
Capital reserves	1,324.7	1,289.0
Other reserves	(12.0)	(46.6)
Retained earnings	590.9	382.6

Equity	1,911.4	1,632.4

Equity and liabilities	3,242.9	2,835.4

Unaudited interim condensed consolidated statements of cash flows

	Six-month period ended June 30,
(CHF in millions)	2026	2025

Net income	208.3	15.8
Adjustments for:
Share-based compensation	30.9	25.2
Employee benefit expenses	2.0	1.8
Depreciation and amortization	72.1	60.7
Loss on disposal of assets	0.1	0.2
Interest income and expenses	(4.8)	(4.6)
Net exchange differences	(6.8)	159.2
Income taxes	33.5	0.8
Change in working capital	(49.5)	(144.1)
Trade receivables	(61.3)	(122.7)
Inventories	(37.4)	(17.8)
Trade payables	49.2	(3.5)
Change in other current assets / liabilities	(9.7)	10.6
Change in provisions	1.8	(4.6)
Interest received	17.3	14.5
Income taxes paid	(40.1)	(46.5)
Cash inflow from operating activities	255.0	89.1

Purchase of property, plant and equipment	(41.9)	(27.3)
Proceeds from disposal of tangible assets	—	0.1
Purchase of intangible assets	(5.3)	(2.2)
Cash (outflow) from investing activities	(47.2)	(29.4)

Payments of lease liabilities	(35.8)	(34.7)
Proceeds on sale of treasury shares related to share-based compensation	5.0	7.7
Interest paid	(12.5)	(9.9)
Cash (outflow) from financing activities	(43.3)	(37.0)

Change in net cash and cash equivalents	164.6	22.6
Net cash and cash equivalents at January 1	1,019.9	924.3
Net impact of foreign exchange rate differences	21.1	(100.3)
Net cash and cash equivalents at June 30	1,205.6	846.6

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Net income / (loss)	105.0	(40.9)	356.5%	208.3	15.8	1221.5%
Exclude the impact of:
Income taxes	20.7	(6.4)	423.5%	33.5	0.8	3878.7%
Financial income	(11.3)	(7.5)	50.7%	(18.3)	(14.8)	23.6%
Financial expenses	8.3	7.7	7.8%	16.3	13.6	19.9%
Foreign exchange result (1)	(3.3)	139.9	(102.4)%	(2.9)	154.4	(101.9)%
Depreciation and amortization	36.5	32.4	12.6%	71.9	60.7	18.4%
Share-based compensation (2)	12.2	10.9	11.3%	33.5	25.5	31.2%
Adjusted EBITDA	168.1	136.1	23.5%	342.3	256.1	33.7%
Adjusted EBITDA Margin	19.8%	18.2%		20.3%	17.4%

(1) Represents the foreign exchange gain / (loss) line item within the consolidated statements of income.

(2) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income / (loss)	94.5	10.5	(36.7)	(4.2)
Exclude the impact of:
Share-based compensation(1)	10.9	1.2	9.8	1.1
Tax effect of adjustments(2)	0.4	—	0.3	—
Adjusted net income / (loss)	105.8	11.8	(26.6)	(3.1)

Weighted number of outstanding shares	300,422,597	335,348,823	295,531,210	341,044,191
Weighted number of shares with dilutive effects	1,677,255	2,493,692	3,300,452	12,293,550
Weighted number of outstanding shares (diluted and undiluted)(3)	302,099,852	337,842,515	298,831,662	353,337,741

Adjusted basic EPS (CHF)	0.35	0.04	(0.09)	(0.01)
Adjusted diluted EPS (CHF)	0.35	0.03	(0.09)	(0.01)

(1) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.

(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.

(3) Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Six-month period ended June 30,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income / (loss)	187.1	21.2	14.1	1.6
Exclude the impact of:
Share-based compensation(1)	30.1	3.4	22.8	2.7
Tax effect of adjustments(2)	(0.6)	(0.1)	(0.4)	—
Adjusted net income / (loss)	216.6	24.5	36.6	4.3

Weighted number of outstanding shares	298,951,784	338,278,973	294,458,484	343,228,709
Weighted number of shares with dilutive effects	2,596,588	3,726,415	4,005,446	12,885,677
Weighted number of outstanding shares (diluted and undiluted)(3)	301,548,372	342,005,388	298,463,930	356,114,386

Adjusted basic EPS (CHF)	0.72	0.07	0.12	0.01
Adjusted diluted EPS (CHF)	0.72	0.07	0.12	0.01
(1) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax-deductible portion of the respective adjustments.

(3) Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted diluted EPS in relation to adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	461.9	441.0	4.8%	12.7%
Direct-to-consumer	388.4	308.3	26.0%	34.3%
Net sales	850.3	749.2	13.5%	21.6%

	Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	971.5	890.6	9.1%	19.0%
Direct-to-consumer	710.7	585.2	21.4%	31.6%
Net sales	1,682.2	1,475.8	14.0%	24.0%

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Americas	451.6	432.3	4.5%	13.0%
Europe, Middle East and Africa	228.2	197.8	15.4%	20.5%
Asia-Pacific	170.5	119.2	43.1%	54.7%
Net Sales	850.3	749.2	13.5%	21.6%

(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non- IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

	Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Americas	902.3	869.7	3.8%	15.0%
Europe, Middle East and Africa	435.4	366.4	18.8%	22.8%
Asia-Pacific	344.5	239.7	43.7%	58.1%
Net Sales	1,682.2	1,475.8	14.0%	24.0%

Net sales by product
The following table presents net sales by product group:

	Three-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	781.6	704.9	10.9%	18.9%
Apparel	54.2	36.7	47.7%	56.2%
Accessories	14.5	7.7	88.3%	102.2%
Net Sales	850.3	749.2	13.5%	21.6%

	Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	1,545.3	1,385.8	11.5%	21.4%
Apparel	109.5	74.8	46.4%	56.9%
Accessories	27.4	15.2	80.3%	94.4%
Net Sales	1,682.2	1,475.8	14.0%	24.0%

(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non- IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.

Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in millions)	2026	2025	% Change

Trade receivables	374.0	305.4	22.5%
Inventories	472.9	419.8	12.7%
Trade payables	(211.0)	(154.8)	36.3%
Net working capital	635.9	570.3	11.5%